FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of September

                                  HSBC Bank PLC

                    8 Canada Square, London, E14 5HQ, England


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                      Form 20-F... X    Form 40-F... ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                        Yes...         No....X ]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                    82-........................   ]




                     HSBC VEHICLE FINANCE TO TRANSFER FLEET
                        MANAGEMENT TO LEX VEHICLE LEASING

HSBC Vehicle Finance (UK) Limited, a wholly owned subsidiary of HSBC Bank plc, has signed an agreement to transfer its vehicle leasing and fleet management operations to Lex Vehicle Leasing Limited with effect from 1 November 2005, subject to regulatory approval.

HSBC will continue to manage customer relationships, while Lex will provide vehicle support services. HSBC's vehicle fleet, with an expected gross asset value of approximately GBP440 million at closing, and around 200 customerservice roles, will transfer to Lex as part of the agreement.

Lex is the leading contract hire company in the UK with an existing fleet of some 128,000 vehicles.

HSBC remains fully committed to its vehicle finance business which provides contract hire and motor-related services and operates a number of award winning services such as DriverQuote, HSBC's online quotation system.

Notes to editors:

The HSBC Group
HSBC Bank plc is a wholly owned subsidiary of HSBC Holdings plc, and a member of the HSBC Group. Serving over 110 million customers worldwide, the HSBC Group has approximately 9,700 offices in 77 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,467 billion at 30 June 2005, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.




                                SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                HSBC Bank plc



                                By:
                                Name:   N S Black
                                Title:  Assistant secretary



Dated: 19 September 2005